EPL Intermediate, Inc. Announces Results for the
Year Ended December 30, 2009

        COSTA MESA, CA -- (BUSINESS WIRE) - March 30, 2010 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its year ended December 30, 2009.  For purposes of simplicity, the Company has described the fiscal years ended December 30, 2009 and December 31, 2008 as December 31, 2009 and December 31, 2008, respectively.

El Pollo Loco reported operating revenue for the year ended December 31, 2009 of $277.7 million, which is a decrease of $21.2 million, or 7.1%, from operating revenue for the year ended December 31, 2008 of $298.9 million.  Operating revenue includes sales at company-operated stores and franchise revenue.

The decrease in 2009 operating revenue was primarily attributed to an 8.2% decrease in system-wide same-store sales for the year ended December 31, 2009 compared to a 0.2% increase for the year ended December 31, 2008.  Restaurants enter the comparable restaurant base for the calculation of same-store sales the first full week after the 15-month anniversary of the opening.

Also contributing to the decrease in 2009 operating revenue was $4.5 million in company-operated restaurant revenue generated in the 53rd week of fiscal 2008 that did not occur in 2009 and decreased development fees attributed to fewer franchised restaurant openings in 2009 as a result of the challenging economic environment.  These decreases were partially offset by $3.5 million for eight new stores opened in 2008 and $2.8 million for four units opened in 2009.

Commenting on the Company’s 2009 results, Stephen E. Carley, president and CEO of El Pollo Loco, Inc., said, “As we anticipated, 2009 was among the most challenging years in our 30-year history.  Further contraction in the economy and disproportionately high unemployment, underemployment and home foreclosure rates in our core markets, and in particular among Hispanics which are a key demographic for our brand, contributed to our first year of negative system-wide same-store sales in a decade.”

“Continued frugality among consumers dining out also impacted us in 2009.  Mainstay promotions that worked well in the past did not deliver the top-line results they once did.  The Loco Dollar Menu, however, continued to work for us in delivering a value message to consumers.  Further, 2009 Sandelman & Associates Quick-Track data in our core Los Angeles market confirmed that, despite our sales softness, we increased our market share of total QSR occasions.  This achievement is attributed to our flexibility in responding quickly to deteriorating economic conditions with new marketing programs and also to our Taste the Fire® campaign, which successfully promoted El Pollo Loco’s superiority as the flame-grilled chicken leader on the heels of KFC’s 2009 grilled chicken launch.”

The Company had a net loss for the year ended December 31, 2009 of $52.3 million compared to a net loss of $39.5 million for the year ended December 31, 2008.  For both 2009 and 2008, the net loss was impacted by impairment charges to intangible assets of $17.4 million and $42.1 million, respectively.  The 2009 loss included an income tax expense of $15.6 million compared to an income tax benefit of $12.1 million in 2008.

Commenting on 2010, Carley said, “While the economy remains challenging, the learning we gleaned in 2009 has made us stronger and more resilient.  We recently completed extensive research culminating in a refined brand positioning that is driving our strategic initiatives.  The January introduction of citrus-marinated, flame-grilled Sirloin steak aligns well with this research, which elevates our real grills and flame-grilling expertise as important and defining assets for our brand.”

“Our focus in 2010 will continue to be on delivering exceptional guest service; refreshing our restaurants; designing a compelling and lower cost restaurant prototype to fuel growth in a variety of real estate formats; developing appealing new products for our citrus-marinated, flame-grilled chicken and steak; and introducing promotions that deliver the price-value equation consumers demand during challenging times.”

El Pollo Loco’s restaurant count changes for 2009 are as follows:

	Company	Franchised Stores	Total
December 31, 2008	165	248	413
Opened	4	8	12
Purchased/Transferred from Franchisees	4	(4)
Closed	(1)	(9)	(10)
December 31, 2009	172	243	415

Addressing the Company’s restaurant growth in 2009, Carley said, “We continued our expansion despite the difficult economy.  Together with our franchisees, we opened 12 stores, including our first restaurants in the states of New Jersey and Missouri.  We also acquired four Atlanta area El Pollo Loco restaurants in September from our Atlanta franchise group, which closed its remaining five El Pollo Loco restaurants.”

The Company plans to open two stores in 2010 in an effort to conserve capital and expects its franchisees to open only three restaurants during the year due in part to the current economic crisis and the difficulty franchisees are having in obtaining financing.  New stores opened in 2010 will be in areas where El Pollo Loco already has a presence.

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events.  They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  The statements reflect management's current expectations regarding future events.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include but are not limited to the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with the terms and covenants of our debt agreements and on our ability to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken;  our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the recession; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our  franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Statements about the Company’s past performance are not necessarily indicative of its future results.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 172 company-operated and 243 franchised restaurants (as of December 31, 2009) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Missouri, Nevada, New Jersey, Oregon, Texas, Utah and Virginia.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees.  Such entrees contain the Company’s signature chicken as the central ingredient and include Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and chicken tortilla soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands)

	Years Ended

	December 26,	December 31,	December 30,
	2007	2008	2009

OPERATING REVENUE:
Restaurant revenue	$259,987	$278,343	$258,904
Franchise revenue	19,038	20,587	18,790

Total operating revenue	279,025	298,930	277,694

OPERATING EXPENSES:
Product cost	81,233	89,442	83,391
Payroll and benefits	67,545	73,139	68,806
Depreciation and amortization	11,947	13,007	11,359
Other operating expenses	90,074	106,304	100,759
Goodwill and domestic trademarks impairment	-	42,093	17,430

Total operating expenses	250,799	323,985	281,745

OPERATING INCOME (LOSS)	28,226	(25,055)	(4,051)

INTEREST EXPENSE--Net of interest income
of $384, $260 and $9 for the years ended
December 26, 2007, December 31, 2008
and December 30, 2009 respectively	29,167	26,003	32,590

OTHER EXPENSE	-	2,043	443

OTHER INCOME	-	(1,570)	(452)

LOSS BEFORE PROVISION FOR
INCOME TAXES	(941)	(51,531)	(36,632)

PROVISION (BENEFIT) FOR INCOME TAXES	3,093	(12,050)	15,625

NET LOSS	$(4,034)	$(39,481)	$(52,257)

Our operating results for 2007, 2008 and 2009 are expressed as a percentage of restaurant revenue below:

	Fiscal Years
	2007	2008	2009
Income Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%
Product cost	31.2	32.1	32.2
Payroll and benefits	26.0	26.3	26.6
Depreciation and amortization	4.6	4.7	4.4
Other operating expenses	34.6	38.2	38.9
Operating income (loss)	10.9	(9.0)	(1.6)
Interest expense	11.2	9.3	12.6
Loss before income taxes	(0.4)	(18.5)	(14.2)
Net loss	(1.6)	(14.2)	(20.2)
Supplementary Income Statement Data:
Restaurant other operating expense	21.6	22.6	23.9
Franchise expense	1.4	1.5	1.5
General and administrative expense (1)	11.6	14.1	13.5
Total other operating expenses	34.6	38.2	38.9

(1)	General and administrative expenses as a percentage of total operating revenue for 2007, 2008 and 2009 was 10.8%, 13.1% and 12.6%, respectively.